December 31, 2024

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street , Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 16, 2024
           File No. 333-280762
Dear Andrew Brodkey:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1
Description of Business, page 30

1. If you continue to claim mineral resources please revise your registration statement to include your mineral resources, as required by Item 1304(d) of Regulation S-K. Please refer to this instruction for examples of a table format, that may be modified, with respect to your mineral resources.

       The resources should be disclosed at a single cut-off grade and the disclosure should include the price, cut-off grade, metallurgical recovery factor, and the specific point of reference in which the resources were calculated, such as in-situ, mill feed, saleable product, etc. We suggest disclosing the pit optimization parameters that were used to constrain the resource.
 December 31, 2024
Page 2

Consolidated Financial Statements, page F-1

2. Please update your financial statements, auditor consents and relevant disclosures and discussions pursuant to Rule 8-08 of Regulation S-X in your next amendment.
Note 10 - Subsequent Events, page F-29

3. We note your response to prior comment 5. We re-issue the comment. Please revise
       Note 10 - Subsequent Events to disclose the additional shares issued subsequent to the interim period-end to include the date of issuance, number of shares issued, the purpose of issuances and the value of the shares issued.
Exhibits
96.1, page II-3

4. We note that Table19-2 is a life of mine cash flow analysis that includes measured, indicated, and inferred resources. Please also include the entire cash flow analysis that is based on measured and indicated mineral resources in order to comply with
       Item 1302(d)(4)(ii) of Regulation S-K.
       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the mining engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at
202-551-6548 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Cassi Olson, Esq.